Exhibit 99.B(p)(8)

Brown Advisory

August 2008

C.            POLICIES RELATING TO EMPLOYEES

1.              CODE OF ETHICS*

I.                 Statement of General Principles

Brown Advisory is committed to providing services with the utmost professionalism and integrity. The Firm and its Employees (as defined below) owe an undivided duty of loyalty to the Firm’s clients and must place clients’ interests first at all times. Employees must avoid any activity that might create an actual or potential conflict of interest and should never take unfair advantage of their positions with the Firm. Employees may not cause a client to take action (or fail to take action) for the Employee’s personal benefit, rather than for the benefit of the client.

The Firm recognizes, however, that Employees should have an opportunity to develop investment programs for themselves and their families. The Firm’s Code of Ethics sets forth policies and procedures reasonably designed to ensure that Employees conduct their personal securities transactions in a manner that complies with the securities laws, rules and regulations and that does not raise even the appearance of impropriety.

All Employees are expected to adhere to the Code of Ethics. Technical compliance with these policies and procedures will not automatically insulate from scrutiny any transaction or pattern of transactions that is not in keeping with the principles stated above. Employees should address any questions regarding the Code of Ethics to the Chief Compliance Officer (“CCO”) or CEO.

II.             Definitions

Beneficial Interest means the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in securities.

Employee means any officer or employee of Brown Advisory Holdings Incorporated and its subsidiaries.

Employee-Related Account means the following securities accounts:

•                  Personal Accounts: any account held in an Employee’s name.

•                  Joint Accounts: any joint or tenant-in-common account in which an Employee is a participant.

•                  Trust Accounts: an account of a trust if:

•                  an Employee is a beneficiary of the trust; or

•                  an Employee is a trustee and a beneficiary of the trust is a member of the Employee’s immediate family (i.e., the Employee’s spouse,

minor child and any other relative who shares the Employee’s household).

•                  Corporate Accounts: an account of a corporation or similar entity in which an Employee is a shareholder and if the Employee controls the entity or the Employee has or shares control over its investment portfolio.

•                  Accounts under an Employee’s Control: an account over which an Employee has investment discretion or otherwise exercises control, and has a beneficial interest.

•                  Other Accounts: Any other account in which an Employee has a direct or indirect Beneficial Interest, including an account of an Employee’s spouse, minor child or any other relative who shares the Employee’s household.

Fully Discretionary Account means an Employee-Related Account over which the Employee has no direct or indirect influence or control (i.e., if investment discretion for that account has been delegated in writing to an investment manager and that discretion is not shared with the Employee). In order to have an account treated as a Fully Discretionary Account for purposes of this Code of Ethics, the Employee must certify to the Firm in writing that he or she has not, and will not, discuss potential investment decisions with the investment manager before a transaction.

Fund means any registered investment fund for which the Firm serves as adviser or sub-adviser.

Guide List means those securities covered by the Firm’s research analysts.

Investment Person means an Employee who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by a Fund or any other Employee identified by the CCO.

Rating Change means the addition or deletion of a stock to or from, or a change in the action or fundamental rating of a stock, on any of the Firm’s Guide Lists.

III.         Policies and Procedures for Personal Investing

A.            Pre-clearance of Securities Transactions

Subject to the provisions of Section III.B below, Employees must pre-clear all securities transactions in Employee-Related Accounts.

To obtain pre-clearance for all orders other than a Fund, an Employee must complete an Employee Transaction Approval Form (refer to the

Compliance tab on the Intranet) and submit it to the Director of Equity Trading (“Head Trader”) (or his or her designee) electronically. To obtain pre-clearance for all orders for shares of a Fund, an Employee must complete an Employee Mutual Fund Transaction Approval Form (refer to the Compliance tab on the Intranet) and submit it to the Head Trader (or his or her designee) electronically. Personal security transactions by the Head Trader must be reviewed and approved by the CCO.

As soon as possible after receipt of the request, the reviewer should examine the form and determine whether to approve the transaction. Before granting approval, the reviewer must be satisfied that the transaction complies with the Code of Ethics, including the trading restrictions in Section III.E below, and presents no conflict of interest. The reviewer will approve or disapprove electronically the Employee Transaction Approval Form. Pre-clearance requests are maintained in a database that is updated by the Head Trader.

Employees will be notified by email when their request is approved. No order subject to pre-clearance may be entered prior to receipt of such approval. Verbal authorization is not sufficient. In addition, the approval is valid only until the close of business on the day it is granted. If the order is not placed during that period or is placed but not executed, a new approval must be obtained.

B.            Exceptions

1.               Exempt Accounts

Transactions in the following types of Employee-Related Accounts are exempt from the pre-clearance requirements:

•                  Employee-Related Trust Accounts where the Firm serves as corporate trustee pursuant to a written agreement and is compensated for its services, and the account is managed on a fully discretionary basis (a “Covered Trust Account”), or

•                  Fully Discretionary Accounts

Except as noted in Section III.E.3.e below, Covered Trust Accounts and Fully Discretionary Accounts managed by the Firm are subject to all other provisions of the Code of Ethics.

2.               Exempt Transactions

The pre-clearance requirements set forth above do not apply to the purchase or sale of the following:

•                  Mutual fund (open end) shares, other than shares of a Fund;

•                  Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds;

•                  Direct obligations of the U. S. Government (i.e., Treasury securities);

•                  Dividend reinvestment plans, shares of money market funds and money market instruments (i.e., bankers’ acceptances, bank certificates of deposits, commercial paper, repurchase agreements, floating rate notes (floaters) and high quality short-term debt instruments);

•                  Automatic transactions (e.g., purchases under dividend reinvestment plans, activity in employee salary deferral accounts and non-Employee directed sales and related purchases associated with an Employee 401(k) Plan loan(s) and repayment);

•                  Sales pursuant to standing instructions on public charity gift accounts where an Employee controls an account but has no beneficial interest; and

•                  Transactions that are not voluntary on the part of the Employee (e.g., stock dividends or splits; mergers; other corporate reorganizations; or margin calls).

C.            Transaction Reporting

Employees must report securities transactions (except Exempt Transactions) in any Employee-Related Account.

To ensure compliance with this requirement, Employees must complete the Request for Outside Brokerage Account Form (refer to Exhibit C on the Intranet) and submit to the CCO for approval prior to opening the account, and, for new Employees, an Outside Brokerage Account Form must be completed and submitted to the CCO within 10 days of employment. In addition, Employees must instruct the outside institution that maintains the Employee-Related Account to send duplicate copies of all transaction confirmations of account activity promptly to:

Brown Advisory

Attention: Head Trader; Confidential

P.O. Box 1944

Baltimore, Maryland 21203-1944

If an Employee chooses to open or maintain an Employee-Related Account with the Firm, that will constitute agreement to allow the Firm to have access to all account information and statements.

D.            Disclosure of Holdings

1.               Initial Holdings Report

Within 10 days of commencing employment, each Employee must submit an Initial Holdings Report (refer to the Compliance tab on the Intranet) to the CCO and the information must be current as of a date no more than 45 days prior to the date the person becomes an employee.

2.               Annual Holdings Report

Every year on or before July 15, each Employee must submit an Annual Holdings Report to the CCO. The information in the Annual Holdings Report must be current as of a date no more than 45 days before the report is submitted.

3.               Certification of Compliance

As part of initial and annual holdings reports, Employees are required to certify that they have read, understand and complied with the policies and procedures in the Code of Ethics.

E.              Trading Restrictions

In addition to pre-clearance and reporting requirements, the Firm has imposed certain substantive restrictions on personal securities trading. Any transaction in an Employee-Related Account (except for those transactions listed in Section III.B above) must comply with the following policies and procedures. To the extent that trading in a security is restricted, trading in options on or instruments convertible into that security also will be restricted.

1.               Initial Public Offerings

Employees may not acquire securities in an initial public offering through an Employee-Related Account.

2.               Private Placements

Employees may not acquire securities in an outside private placement through any Employee-Related Account without prior written approval of the CCO (or his or her designee). This requirement does not apply to an Employee’s investment in any private investment fund administered by the Firm as the subscription agreement serves as the requisite approval for an internal private placement transaction. Subsequent capital contributions to such a fund do not require separate approval provided that the timing and amount of the contribution are not within the Employee’s control.

To obtain approval for an outside private placement, an Employee must complete a Request for Approval of Private Placement (refer to the Compliance tab on the Intranet) and submit it to the CCO. In evaluating the Employee’s request, the reviewer should consider all relevant factors, including:

•                  Whether the investment opportunity is being made available to the Employee due to the Employee’s position with the Firm; and

•                  Whether the investment opportunity is suitable for and should be reserved for the Firm’s clients.

If the reviewer approves the Employee’s request to participate in a private placement, the reviewer must sign the form and must indicate the reasons for his or her decision. The CCO must retain each form for at least five years after the end of the fiscal year in which the approval was granted.

If an Investment Person has acquired securities in a private placement, he or she must disclose that interest to the CCO before the Investment Person may play a material role in a decision to recommend or cause a Fund to invest in securities of the same issuer. This disclosure is required even if the Investment Person has complied with the pre-clearance and reporting requirements of the Code of Ethics. Once disclosure is made, the Fund’s investment decision must be subject to independent review by another Employee.

3.     Blackout Periods

Employees should be aware that, in addition to any other sanction provided for under the Code of Ethics, profits realized in connection with a transaction during a blackout period generally must be disgorged.

a)            Pending Trades

Employees may not purchase or sell a security in an Employee-Related Account on a day during which any client or Fund has a pending order in the same (or an equivalent) security. This restriction applies until the client or Fund order has been executed or cancelled.

b)            Securities Under Consideration

Employees may not purchase or sell a security in an Employee-Related Account if transaction in the same (or an equivalent) security is being considered for any client or that a decision has been made to effect such a transaction. These securities are placed on a Gray List that is maintained by the equity trading desk.

c)             Fund Trades

Investment Persons may not purchase or sell a security in an Employee-Related Account for a period of four business days before and after a Fund trades the same (or an equivalent) security.

d)            Rating Changes

Employees may not purchase or sell a security in an Employee-Related Account for a period of one business day after a Rating Change with respect to the same (or an equivalent) security. In addition, Employees may not purchase or sell a security in an Employee-Related Account if the Employee knows that a Rating Change with respect to the same (or an equivalent) security is being considered.

e)             Transactions in Certain Trust Accounts and Fully Discretionary Accounts

Notwithstanding the blackout periods set forth above, Covered Trust Accounts and Fully Discretionary accounts are permitted to trade along with Non-Employee-Related Accounts, including a Fund. In accordance with the Firm’s allocation policy, a Covered Trust Account or a Fully Discretionary Account managed by the Firm must receive an average price execution and, in the event of a partial fill, must be allocated shares on terms that are no more or less favorable than other similarly-situated clients so that the client and any Fund will not be disadvantaged.

f)                Blackout Period Exemptions

Although subject to pre-clearance, transactions involving securities in certain large companies, within the parameters set by the Firm, will be approved under normal circumstances, as follows:

•                  Transactions involving no more than $100,000 per security per day in companies with market capitalization of $4.0 billion or greater, unless the Rating Change for that security has changed in the last business day.

4.               Short-Term Trading

Employees may not profit from the purchase and sale, or sale and purchase, of the same (or an equivalent) security on the Guide List or a Fund within 30 calendar days. In addition to any other sanction provided for under the Code of Ethics, profits realized from short-term trading must be disgorged to a charity selected by the Firm unless the trade was approved pursuant to Section III.F below.

5.     Insider Trading; Confidentiality

Employees must comply with the Firm’s policy on the handling and use of material inside information. Employees are reminded that they may not purchase or sell, or recommend the purchase or sale, of a security for any account while they are in possession of material inside information. In addition, Employees may not disclose confidential information (including, but not limited to, information about pending or contemplated transactions for client accounts and client holdings) except to other Employees who “need to know” that information to carry out their duties to clients.

To ensure that there is no intentional or unintentional front-running of purchasing securities in client accounts, the Firm will restrict stocks of companies in which we are actively performing due diligence as potential candidates for purchase in our portfolios (the “Gray List”). Accordingly, gray listed securities will be restricted from employee purchases.

6.     Diversion of Investment Opportunity

Investment Persons should not acquire a security that would be suitable for a client without first considering whether to recommend or purchase that security to or for the client’s account.

F.              Exceptions

Exceptions to the Code of Ethics may be granted in special circumstances. Requests should be submitted in writing to the CCO. The Chief Executive Officer (“CEO”), the Director of Research, the Equity Trading Director and the CCO are authorized to review such requests on a case-by-case basis and may grant the request only if the conduct involved does not appear to present any material opportunity for abuse and the equities of the situation strongly support an exception. The Firm must maintain a written record of such exceptions and the reasons therefore.

IV.         Other Restrictions

A.            Service as Director

Employees may not serve on the Board of Directors of any public or private company other than a Brown Advisory entity without prior written approval of the CEO or designee (refer to the Compliance tab on the Intranet). The CEO may not serve on the Board of Directors of any public or private company other than a Brown Advisory entity without prior written approval of the Chairman of the Audit Committee. An Employee who is a director of a company may not participate in investment decisions involving that issuer’s securities. On an annual basis the CCO will report all directorships in public companies held by employees to the Audit Committee.

B.            Gifts

To ensure that Employees maintain high standards of integrity and conduct, Employees may not accept any gift or gratuity, other than one that is nominal in value (e.g., reasonably valued at an amount less than $100), from a person or entity that does or seeks to do business with the Firm. An employee who receives a gift or gratuity of more than nominal value must notify the CCO immediately. Any gifts to the CEO shall be disclosed to the Chairman of the Audit Committee. The CCO may determine that the gift is exempt from the Policy if the reason for the gift was based only upon a personal relationship between the Employee and the individual extending the gift and not on a business relationship between the Employee and the individual extending the gift. An employee may not give a gift or gratuity of more than nominal value to a person or entity doing or seeking to do business with the Firm.

Reasonable business meals and entertainment, including Firm sponsored events, are not subject to the $100 limitation so long as the Employee and the giver (or recipient) are both present.

C.            Political Contributions

To ensure that the Firm reports political contributions in accordance with applicable rules and regulations, employees must request pre-approval of any political contribution by completing the appropriate form (refer to the Compliance tab on the Intranet). Under the Maryland Election Law, generally a person can contribute no more than $4,000 to one campaign finance entity, and a total of $10,000 to all campaign finance entities, during a four-year cycle. The current four-year cycle began on January 1, 2007 and ends on December 31, 2010.

V.             Oversight

A.            Review of Employee Transactions

The Equity Trading Director and CCO are responsible for monitoring personal securities trading for compliance with the Code of Ethics. On a periodic basis (but at least monthly), the Head Trader and/or CCO should review the statements and reports submitted pursuant to Section III above. Any unusual trading activity or patterns of transactions and any indications of violations of this Code of Ethics or the Firm’s Insider Trading Policy should be brought to the attention of the CEO and the Director of Research.

B.            Sanctions

If the Firm determines that an Employee has violated the Code of Ethics, the Firm will take such remedial action as it deems appropriate. Sanctions will vary but may include censure, limitation or prohibition of personal trading, suspension, or termination of employment.

Without in any way limiting the foregoing, the Firm generally may impose the following sanctions (although the Firm may impose different or additional sanctions in its discretion):

•                  If an Employee does not obtain pre-clearance or violates a trading restriction, the Employee may be requested to reverse the transaction in question and to disgorge any profits to the applicable client(s), or to a charity selected by the Firm. Failure to comply with such a request is grounds for dismissal.

•                  If an Employee does not submit an initial or annual holdings report on a timely basis, the Employee may be barred from further personal trading, may not be reimbursed for any expenses (e.g., travel, education), and may not be compensated until the report is provided.

•                  If the Firm does not receive duplicate copies of transaction confirmations of account activity for an Employee-Related Account on a timely basis, the Employee may be barred from further personal trading, may not be reimbursed for any expenses (e.g., travel, education), and may not be compensated until the Employee takes appropriate steps to ensure compliance with the Code of Ethics. An occasional late or missing statement should not result in a sanction provided that the Employee has given instructions to the institution maintaining the Employee-Related Account in accordance with Section III. B above.

C.            Board Reporting

Each quarter the CCO will prepare a written report that sets forth any material violations of the Code of Ethics and any related sanctions and present such report to the Firm’s Audit Committee. In addition, the Firm will prepare and present to the Board of Directors for each Brown Advisory Fund such information as such Board may require with respect to the Code of Ethics and material violations thereof.

Office of Primary Responsibility: CEO